Exhibit 99.4

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada
Tel 416-777-8500
Fax 416-777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of VersaBank (the Bank)

We consent to the use of our report of independent registered public accounting firm dated November 30, 2021 to the Shareholders of the Bank on the consolidated financial statements of the Bank, which comprise the consolidated balance sheets as at October 31, 2021 and October 31, 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2021, and the related notes which is included in the Annual Report on Form 40-F of the Bank for the fiscal year ended October 31, 2021.

We also consent to the incorporation by reference of such report and to the reference to our firm under the heading “Auditors, Registrar and Transfer Agent” in the Registration Statement – Form F-10/A (No. 333-259481) of the Bank.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

January 28, 2022

Toronto, Canada

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